НИЖНЬОДНІПРОВСЬКИЙ ТРУБОПРОКАТНИЙ ЗАВОД
Відкрите акціонерне товариство
вул.Столєтова, 21 м.Дніпропетровськ УКРАЇНА 49081
телефон: 0562 349 099 факс: 0562 349 108
info@ntz.dp.ua

RECEIVED NOV 03 2004 MAIL PROCESSING SECTION 202 WASH, D.C.

91-1007/22.10.2004

[redacted]

04046212

October, 21 2004.

TO: Committee for Securities and Stock Market.
Corporate Funding Department.
Office ~~3085 (stop 3-4)~~ 3011 3-2
450, 5th Floor
Washington, DC 20549, USA

SUPPL

RE: Opened Joint Stock Company "Nizhnedneprovskiy Tube-Rolling Plant",
Exclusion from rule 12g3-2(b)
File No 82-4814

Dear Ladies and Sirs,

In compliance with the Rule 12g3-2(b)(1)(iii) and on behalf of the Opened Joint-Stock Company "Nizhnedneprovski Tube-Rolling Plant" (hereinafter referred to as "the Company") to your kind attention documents appended below in the Appendix A to this Letter are suggested.

This information is delivered with regard to the fact that these data and documents shall not be considered as those filed in SEC or shall not be subject to liabilities under the Section 18 of the Securities and Stock Exchange Act dated 1934, hereinafter referred to as "The Stock Exchange Act", and neither this Letter, nor submission of these documents and data may not be aimed to be recognized that the Company may get within "The Stock Exchange Act".

If any your questions arise, please contact Mr. Alexander Ivanovich Nakhod calling him (380-0562) 34-69-77 or Mrs. Lyudmila Gryririvna Bondarenko calling her (380-0562) 34-94-66 in Dnipropetrovsk, Ukraine.

Please, confirm the receipt of this sheet and documents that are attached to it by putting the date of receipt on the copy of the letter that is attached to this letter and returning it to Mr. Nakhod Alexander Ivanovich to the address: 21 Stiletova Street, Dnepropetrovsk, 49081, Ukraine in an envelope with a postage stamp and address that is written attached to this letter.

Sincerely,

For and on behalf of Opened Joint Stock Company
"Nizhnedneprovski Tube-Rolling Plant",

Alexander Ivanovich Nakhod,
Director of Finance and Economy

PROCESSED
NOV 23 2004
THOMSON FINANCIAL

НИЖНЕДНЕПРОВСКИЙ ТРУБОПРОКАТНЫЙ ЗАВОД
Открытое акционерное общество
ул.Столетова, 21 г.Днепропетровск Украина 49081
телефон: 0562 349 099 факс: 0562 349 108 info@ntz.dp.ua

NIZHNEDNEPROVSKY TUBE-ROLLING PLANT
Public Joint Stock Company
21 Stoletov str. Dnepropetrovs'k UKRAINE 49081
ph.: 380 562 349 099 fax: 380 562 349 108 info@ntz.dp.ua

Appendix A

Information Disclosed or Provided to Shareholders by Opened Joint-Stock Company "Nizhnedneprovski Tube-Rolling Plant"

1. Document: Notification concerning holding the General Meeting of the OJSC "NTZ" Shareholders that took place on March, 26 2004 (Appendix 1).

Data: (i) was disclosed for the Shareholders in compliance with Article 8 "Administrative Bodies of Company", paragraph 8.2 "General Meeting of Shareholders", subparagraph 8.2.7 of the OJSC "NTZ" Statute;

(ii) was published on

- February, 04 2004 in "Ekonomika Plyus" newspaper No 08;
- February, 07 2004 in "Dnipro Vechirniy" newspaper No 20;
- February, 06 2004 in "Pridniprovskiy Metallurg" newspaper No 4.

2. Document: Notification about introduction of additional matters to the agenda of the General Meeting of the OJSC "NTZ" Shareholders that was held on March, 26 2004 (Appendix 2).

Data: (i) was disclosed for the Shareholders in compliance with Article 8 "Administrative Bodies of Company", paragraph 8.2 "General Meeting of Shareholders", subparagraph 8.2.7 of the OJSC "NTZ" Statute;

(ii) was published on

- March, 09 2004 in "Ekonomika Plyus" newspaper No 18;
- March, 10 2004 in "Dnipro Vechirniy" newspaper No 37;
- March, 12 2004 in "Pridniprovskiy Metallurg" newspaper No 9.

3. Document: Minutes No 9 of the General Meeting of the OJSC "NTZ" Shareholders that was held on March, 26 2004 (Appendix 3).

Data: (i) was notified to the Shareholders;

(ii) was submitted to the Dnipropetrovsk Territorial Administration of the State Committee on Securities and Stock Market of Ukraine on July, 26 2004 as a part of the Annual Report of the OJSC "NTZ" for 2003;

(iii) was submitted to the First Fund Trade System in writing on August, 20 2004 as a part of the Annual Report of the OJSC "NTZ" for 2003.

4. Document: Special information about the issuer: "Information about alterations in the staff of the issuer" (Appendix 4).

Data: (i) was submitted to the Dnipropetrovsk Territorial Administration of the State Committee on Securities and Stock Market of Ukraine on July, 26 2004 as the notification about alterations in activities of the opened joint-stock company (the issuer of the loan securities);

(ii) was published on April, 07 2004 in the "Bulletin. Tsinni Papery Ukrainy" newspaper No 77-78;

(iii) a copy of the "Bulletin. Tsinni Papery Ukrainy" newspaper No 77-78 page dated April, 07 2004 was submitted to the Dnipropetrovsk Territorial Administration of the State Committee on Securities and Stock Market of Ukraine on April, 16 2004;

*(iv)*was submitted to the First Fund Trade System in writing on April, 01 2004.

5. Document: Notification about payment of the dividends to the OJSC "NTZ" Shareholders as based on results of financial and business activities in 2003 (Appendix 5).

Data: (i) was disclosed for the Shareholders in compliance with the decision made by the General Meeting of the Shareholders (minutes No 9 dated March, 26 2004);

(ii) was published on

- April, 10 2004 in "Dnipro Vechirniy" newspaper No 55;
- April, 23 2004 in the "Bulletin. Tsinni Papery Ukrainy" newspaper No 91-92;
- April, 09, 2004 in "Pridniprovskiy Metallurg" newspaper No 13.

6. Document: Alterations and Amendments No 9 to the OJSC "NTZ" Statute by stating it in new edition (Appendix 6).

Data: (i) was registered by the Executive Committee of the Dnipropetrovsk Municipal Council on April, 28 2004, file No 04052092IO0010023;

7. Document: Annual Report of the OJSC "NTZ" for 2003 (Appendix 7)

Data: (i) was disclosed under a request of the Shareholders;

(ii) was registered by the Dnipropetrovsk Territorial Administration of the State Committee on Securities and Stock Market of Ukraine on July, 26 2004;

(iii) was published at the Website of the "Fund Market Agency' Ltd." on September, 13 2004 (**www.sma.ua**) to comply with paragraph 2 of the Decision made by the State Committee on Securities and Stock Market of Ukraine titled "On Procedure to Inform Community by Joint-Stock Companies and Loan Security Issuers";

(iv) was submitted to the First Fund Trade System in writing on August, 20 2004.

8. Document: Audit Conclusion of the independent audit firm titled as "Insider-Center, Ltd." concerning authenticity of the OJSC "NTZ" fiscal reports for 2003 (Appendix No 8);

Data:(i) was disclosed under a request of the Shareholders;

(ii) was submitted to the Dnipropetrovsk Territorial Administration of the State Committee on Securities and Stock Market of Ukraine on July, 26 2004 as a part of the Annual Report of the OJSC "NTZ" for 2003;

(iii) was submitted to the First Fund Trade System in writing on August, 20 2004 as a part of the Annual Report of the OJSC "NTZ" for 2003.

(iv) was submitted to the First Fund Trade System in writing on August, 20 2004.

(v) was submitted to the State Committee on Securities and Stock Market of Ukraine on July, 26 2004 as an Appendix to information related to the issue of the shares of the OJSC "NTZ" for 2003.

9. Document: The Balance Sheet of the OJSC "NTZ" as of 31.12.2003 (Appendix 9)

Data: (i) was disclosed under a request of the Shareholders;

(ii) was submitted to the Dnipropetrovsk Territorial Administration of the State Committee on Securities and Stock Market of Ukraine on July, 26 2004 as a part of the Annual Report of the OJSC "NTZ" for 2003;

(iii) was published in "Pridniprovskiy Metallurg" newspaper No 11 on March, 26 2004;

(iv) was announced at the General Meeting of the OJSC "NTZ" Shareholders on March, 26 2004;

(v) was submitted to the First Fund Trade System in writing on August, 20 2004 as a part of the OJSC "NTZ" Annual Report for 2003;

(vi) was published at the Website of the "Fund Market Agency' Ltd." on May, 28 2004 (**www.sma.ua**) to comply with paragraph 1 of the Decision made by the State Committee on Securities and Stock Market of Ukraine titled "On Procedure to Inform Community by Joint-Stock Companies and Loan Security Issuers";

(vii) was published at the Website of the "Fund Market Agency' Ltd." on September, 13 2004 (**www.sma.ua**) to comply with paragraph 2 of the Decision made by the State Committee on Securities and Stock Market of Ukraine titled "On Procedure to Inform Community by Joint-Stock Companies and Loan Security Issuers";

(viii) was submitted to the State Committee on Securities and Stock Market of Ukraine on September, 01 2004 as an Appendix to information related to the issue of the shares of the OJSC "NTZ" for 2003;

(ix) was submitted to the State Committee on Securities and Stock Market of Ukraine on July, 26 2004 as a part of information related to the issue of the shares of the OJSC "NTZ" for 2003;

(x) was published as a part of information concerning issue of the OJSC "NTZ" Shares on

- October, 02 2004 in "Uryadoviy Kooryer" newspaper No 187;
- October, 05 2004 in "Golos Ukrayiny newspaper" No 185 (3435);
- October, 04 2004 in "Bulletin. Tsinni Papery Ukrainy" newspaper No 227-228.

10. Document: Report on Financial Results for 2003 (Appendix 10).

Data: (i) was disclosed under a request of the Shareholders;

(ii) was submitted to the Dnipropetrovsk Territorial Administration of the State Committee on Securities and Stock Market of Ukraine on July, 26 2004 as a part of the Annual Report of the OJSC "NTZ" for 2003;

(iii) was published in "Pridniprovskiy Metallurg" newspaper No 11 on March, 26 2004;

(iv) was announced at the General Meeting of the OJSC "NTZ" Shareholders on March, 26 2004;

(v) was submitted to the First Fund Trade System in writing on August, 20 2004 as a part of the OJSC "NTZ" Annual Report for 2003;

(vi) was published at the Website of the "Fund Market Agency' Ltd." on May, 28 2004 (**www.sma.ua**) to comply with paragraph 1 of the Decision made by the State Committee on Securities and Stock Market of Ukraine titled "On Procedure to Inform Community by Joint-Stock Companies and Loan Security Issuers";

(vii) was published at the Website of the "Fund Market Agency' Ltd." on September, 13 2004 (**www.sma.ua**) to comply with paragraph 2 of the Decision made by the State Committee on Securities and Stock Market of Ukraine titled "On Procedure to Inform Community by Joint-Stock Companies and Loan Security Issuers";

(viii) was submitted to the State Committee on Securities and Stock Market of Ukraine on September, 01 2004 as an Appendix to information related to the issue of the shares of the OJSC "NTZ" for 2003;

(ix) was submitted to the State Committee on Securities and Stock Market of Ukraine on September, 01 2004 as a part of information related to the issue of the shares of the OJSC "NTZ" for 2003;

(x) was published as a part of information concerning issue of the OJSC "NTZ" Shares on

- October, 02 2004 in "Uryadoviy Kooryer" newspaper No 187;
- October, 05 2004 in "Golos Ukrayiny" newspaper No 185 (3435);
- October, 04 2004 in "Bulletin. Tsinni Papery Ukrainy" newspaper No 227-228.

11. Document: Report on Cash Flow for 2003 (Appendix 11).

Data: *(i)* was disclosed under a request of the Shareholders;

(ii) was submitted to the Dnipropetrovsk Territorial Administration of the State Committee on Securities and Stock Market of Ukraine on July, 26 2004 as a part of the Annual Report of the OJSC "NTZ" for 2003;

(iii) was published at the Website of the "Fund Market Agency' Ltd." on May, 28 2004 (**www.sma.ua**) to comply with paragraph 1 of the Decision made by the State Committee on Securities and Stock Market of Ukraine titled "On Procedure to Inform Community by Joint-Stock Companies and Loan Security Issuers";

(iv) was submitted to the First Fund Trade System in writing on August, 20 2004 as a part of the OJSC "NTZ" Annual Report for 2003;

(v) was published at the Website of the "Fund Market Agency' Ltd." on September, 13 2004 (**www.sma.ua**) to comply with paragraph 2 of the Decision made by the State Committee on Securities and Stock Market of Ukraine titled "On Procedure to Inform Community by Joint-Stock Companies and Loan Security Issuers".

12. Document: The Report Related to Capital Owned for 2003 (Appendix 12)

Data: *(i)* was disclosed under a request of the Shareholders;

(ii) was submitted to the Dnipropetrovsk Territorial Administration of the State Committee on Securities and Stock Market of Ukraine on July, 26 2004 as a part of the Annual Report of the OJSC "NTZ" for 2003;

(iii) was published at the Website of the "Fund Market Agency' Ltd." on May, 28 2004 (**www.sma.ua**) to comply with paragraph 1 of the Decision made by the State Committee on Securities and Stock Market of Ukraine titled "On Procedure to Inform Community by Joint-Stock Companies and Loan Security Issuers";

(iv) was submitted to the First Fund Trade System in writing on August, 20 2004 as a part of the OJSC "NTZ" Annual Report for 2003;

(v) was published at the Website of the "Fund Market Agency' Ltd." on September, 13 2004 (**www.sma.ua**) to comply with paragraph 2 of the Decision made by the State Committee on Securities and Stock Market of Ukraine titled "On Procedure to Inform Community by Joint-Stock Companies and Loan Security Issuers".

13. Document: Notes to Annual Report for 2003 (Appendix 13)

Data: *(i)* was disclosed under a request of the Shareholders;

(ii) was submitted to the Dnipropetrovsk Territorial Administration of the State Committee on Securities and Stock Market of Ukraine on July, 26 2004 as a part of the Annual Report of the OJSC "NTZ" for 2003;

(iii) was published at the Website of the "Fund Market Agency' Ltd." on May, 28 2004 (**www.sma.ua**) to comply with the Decision made by the State Committee on Securities and Stock Market of Ukraine titled "On Procedure to Inform Community by Joint-Stock Companies and Loan Security Issuers";

(iv) was submitted to the First Fund Trade System in writing on August, 20 2004 as a part of the OJSC "NTZ" Annual Report for 2003;

(v) was published at the Website of the "Fund Market Agency' Ltd." on September, 13 2004 (**www.sma.ua**) to comply with paragraph 2 of the Decision made by the State Committee on Securities and Stock Market of Ukraine titled "On Procedure to Inform Community by Joint-Stock Companies and Loan Security Issuers".

14. Document: Information about Registrar (Appendix 14)

Data: *(i)* was disclosed under a request of the Shareholders;

(ii) was submitted to the Dnipropetrovsk Territorial Administration of the State Committee on Securities and Stock Market of Ukraine on July, 26 2004 as a part of the Annual Report of the OJSC "NTZ" for 2003;

(iii) was published at the Website of the "Fund Market Agency' Ltd." on September, 13 2004 (**www.sma.ua**) to comply with paragraph 2 of the Decision made by the State Committee on Securities and Stock Market of Ukraine titled "On Procedure to Inform Community by Joint-Stock Companies and Loan Security Issuers";

(iv) was submitted to the First Fund Trade System in writing on August, 20 2004 as a part of the OJSC "NTZ" Annual Report for 2003;

(v) was submitted to the State Committee on Securities and Stock Market of Ukraine on September, 01 2004 as a part of information related to the issue of the shares of the OJSC "NTZ" for 2003;

(vi) was published as a part of information concerning issue of the OJSC "NTZ" Shares on
- October, 02 2004 in "Uryadoviy Kooryer" newspaper No 187;
- October, 05 2004 in "Golos Ukrayiny" newspaper No 185 (3435);
- October, 04 2004 in "Bulletin. Tsinni Papery Ukrainy" newspaper No 227-228.

15. Document: Notification about Convening of Extraordinary General Meeting of the OJSC "NTZ" Shareholders held on August, 27 2004 (Appendix 15)

Data: *(i)* was disclosed for the Shareholders in compliance with Article 8 "Administrative Bodies of Company", paragraph 8.2 "General Meeting of Shareholders", subparagraph 8.2.7 of the OJSC "NTZ" Statute;

(ii) was published on
- July, 03 2004 in "Dnipro Vechirniy" newspaper No 98;
- July, 06 2004 in "Ekonomika Plyus" newspaper No 49;
- July, 02 2004 in "Pridniprovskiy Metallurg" newspaper No 23.

16. Document: Special Information Related to Issuer. "Information Concerning Arrival to Decision to Issue Securities Exceeding 50% of Authorized Capital or Sum of Capital Assets and Floating Assets of OJSC "NTZ" (Appendix 16).

Data: *(i)* was submitted to the Dnipropetrovsk Territorial Administration of the State Committee on Securities and Stock Market of Ukraine on August, 31 2004 as a as a Notification Related to Issue of Securities Exceeding 50% of Authorized Capital or Sum of Capital Assets and Floating Assets of OJSC "NTZ";

(ii) was published on September, 03 2004 in "Bulletin. Tsinni Papery Ukrainy" newspaper, No 201-202;

(iii) a copy of the "Bulletin. Tsinni Papery Ukrainy" newspaper No 201-202 page dated September, 03 2004 was submitted to the Dnipropetrovsk Territorial Administration of the State Committee on Securities and Stock Market of Ukraine on September, 13 2004;

(iv) was submitted to the First Fund Trade System in writing on September, 01 2004.

17. Document: Notification about Convening of Extraordinary General Meeting of the OJSC "NTZ" Shareholders held on August, 27 2004 (Appendix 17)

Data: *(i)* was disclosed under the request of the Shareholders.

18. Document: Minutes of Decision Made to Effect Additional (Third) Issue of OJSC "NTZ" (Appendix 18).

Data: *(i)* was disclosed under a request of the Shareholders;

holders on August, 27 2004;

(iii) was announced to the Shareholders at the General Meeting of the OJSC "NTZ" Shareholders on August, 27 2004;

(iv) was submitted to the State Committee on Securities and Stock Market of Ukraine on September, 01 2004 as an appendix to information related to the issue of the shares of the OJSC "NTZ".

19. Document: Information Related to Issue of Shares of OJSC "NTZ" (Appendix 19)

Data: (i) was disclosed under the request of the Shareholders;

(ii) was registered by the State Committee on Securities and Stock Market of Ukraine on September, 07 2004;

(iii) was published on

- October, 02 2004 in "Uryadoviy Kooryer" newspaper No 187;
- October, 05 2004 in "Golos Ukrayiny" newspaper No 185 (3435);
- October, 04 2004 in "Bulletin. Tsinni Papery Ukrainy" newspaper No 227-228.

20. Document: Audit Conclusion of the independent audit firm titled as "Insider-Center, Ltd." concerning authenticity of the OJSC "NTZ" fiscal reports for the second quarter of 2004 (Appendix 20)

Data: (i) was disclosed under the request of the Shareholders;

(ii) was submitted to the State Committee on Securities and Stock Market of Ukraine on September, 01 2004 as an appendix to information related to the issue of the shares of the OJSC "NTZ".

21. Document: The Balance Sheet of the OJSC "NTZ" as of 30.06.2004 (Appendix 21)

Data: (i) was disclosed under a request of the Shareholders;

(ii) was submitted to the State Committee on Securities and Stock Market of Ukraine on September, 01 2004 as an appendix to information related to the issue of the shares of the OJSC "NTZ";

(iii) was submitted to the State Committee on Securities and Stock Market of Ukraine on September, 01 2004 as a part of information related to the issue of the shares of the OJSC "NTZ";

(iv) was published on

- October, 02 2004 in "Uryadoviy Kooryer" newspaper No 187;
- October, 05 2004 in "Golos Ukrayiny" newspaper No 185 (3435);
- October, 04 2004 in "Bulletin. Tsinni Papery Ukrainy" newspaper No 227-228.

(v) was submitted to the First Fund Trade System in writing on August, 20 2004.

22. Document: Report on Financial Results for 2003 (Appendix 22).

Data: (i) was disclosed under a request of the Shareholders;

(ii) was submitted to the State Committee on Securities and Stock Market of Ukraine on September, 01 2004 as an appendix to information related to the issue of the shares of the OJSC "NTZ";

(iii) was submitted to the State Committee on Securities and Stock Market of Ukraine on September, 01 2004 as a part of information related to the issue of the shares of the OJSC "NTZ";

(iv) was published on

- October, 02 2004 in "Uryadoviy Kooryer" newspaper No 187;
- October, 05 2004 in "Golos Ukrayiny" newspaper No 185 (3435);
- October, 04 2004 in "Bulletin. Tsinni Papery Ukrainy" newspaper No 227-228.

(v) was submitted to the First Fund Trade System in writing on August, 20 2004.

23. Document: Notification about Convening of Extraordinary General Meeting of the OJSC "NTZ" Shareholders to be held on November, 19 2004 (Appendix 23)

Data: (i) was disclosed for the Shareholders in compliance with Article 8 "Administrative Bodies of Company", paragraph 8.2 "General Meeting of Shareholders", subparagraph 8.2.7 of the OJSC "NTZ" Statute;

(ii) was published on

- September, 23 2004 in "Dnipro Vechirniy" newspaper No145;
- September, 24 2004 in "Ekonomika Plyus" newspaper No 71;
- September, 24 2004 in "Pridniprovskiy Metallurg" newspaper No 33.

24. Document: Structure of OJSC "NTZ" Share Capital as of January, 01 2004 (Appendix 24).

Data: (i) was disclosed in compliance with provisions of the listing support agreement;

(ii) was submitted to the First Fund Trade System in writing on April, 01 2004.

25. Document: Structure of OJSC "NTZ" Share Capital as of July, 01 2004 (Appendix 25).
Data: (i) was disclosed in compliance with provisions of the listing support agreement;
(ii) was submitted to the First Fund Trade System in writing on April, 01 2004.

26. Document: Information about USA Shareholders and Last Distributions of Securities (Appendix 26).

Data: (i) was disclosed under a request of the Shareholders.